[redacted]

14041663

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 28 2014
REGISTRATIONS BRANCH
17

SECURI ... ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30447

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/13 (MM/DD/YY) AND ENDING 09/30/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MetLife Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1095 Avenue of the Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John G. Martinez 813-983-5366
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

201 E. Kennedy Blvd, Suite 1200	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John G. Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MetLife Securities, Inc., as of September 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me
on the 25th day of November, 2014

Signature

VP & Financial and Operations Principal
Title

Notary Public

BARBARA R. OSBORN
MY COMMISSION # EE 149243
EXPIRES: March 24, 2016
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (not required)
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. (filed separately)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

METLIFE SECURITIES, INC.
(SEC. I.D. No. 8-30447)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2014
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

****

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934.
as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 1200
201 E. Kennedy Boulevard
Tampa, FL 33602-5827
USA

Tel: +1 813 273 8300
Fax: +1 813 229 7698
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
MetLife Securities, Inc.

We have audited the accompanying statement of financial condition of MetLife Securities, Inc. (the "Company"), a wholly-owned subsidiary of MetLife, Inc. ("MetLife"), as of September 30, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of MetLife Securities, Inc. as of September 30, 2014 in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Portions of the accompanying financial statement have been prepared from the separate records maintained by MetLife and may not necessarily be indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from home-office items applicable to the Company as a whole.

Deloitte & Touche LLP

November 25, 2014

METLIFE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2014

ASSETS	
Cash and cash equivalents	$ 88,125,692
Cash segregated pursuant to federal regulations	17,438,300
Commissions and fees receivable	37,451,531
Receivable from brokers and clearing organizations	1,168,187
Securities owned, at fair value	6,165,227
Secured demand note receivable	17,000,000
Deferred tax asset, net	2,447,566
Other assets	1,032,852
TOTAL ASSETS	$ 170,829,355
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Commissions payable	$ 41,165,056
Due to affiliates	26,712,259
Accrued expenses and other liabilities	14,432,677
Note payable under subordinated secured demand note collateral agreement	17,000,000
Total liabilities	99,309,992
STOCKHOLDER'S EQUITY:	
Common stock, $2,000 par value; authorized 2,000 shares; issued and outstanding 25 shares	50,000
Additional paid-in capital	42,000,000
Retained earnings	29,469,363
Total stockholder's equity	71,519,363
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 170,829,355

See notes to statement of financial condition.

1. ORGANIZATION

MetLife Securities, Inc. (the "Company") is a wholly-owned subsidiary of MetLife, Inc. "MetLife" as used in these notes refers to MetLife, Inc., a Delaware Corporation, and its subsidiaries (other than the Company).

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the "1934 Act"), a registered investment adviser under the Investment Advisers Act of 1940, and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a licensed insurance agency.

The Company primarily sells annuity and variable life products issued by affiliated and unaffiliated insurance carriers. The Company's business also includes the offering of equity and debt securities, mutual funds, as well as investment advisory and financial planning services.

The Company executes and clears its brokerage transactions on a fully disclosed basis through Pershing LLC ("Pershing") and as agent directly with mutual fund companies, insurance companies and investment advisers. In connection with the sale of mutual funds, the Company receives fees under Rule 12b-1 of the Investment Company Act of 1940.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The statement of financial condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates – The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash and highly liquid investments with maturities, when purchased, of three months or less. Included in cash equivalents are $66,867,472 of money market funds. Substantially all the remaining balance is cash on deposit with a bank.

Cash Segregated Pursuant to Federal Regulations – The Company segregates cash pursuant to the requirements of Securities and Exchange Commission ("SEC") Rule 15c3-3.

Fair Value – As described below, certain assets and liabilities are measured at estimated fair value in the Company's statement of financial condition. In addition, the notes to this statement of financial condition include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the fair value of assets and liabilities.

Fair Value of Securities Owned – Securities owned are measured and reported at fair value on a recurring basis on the Company's statement of financial condition. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. Level 1 inputs are unadjusted quoted prices available in active markets as of the reporting date. Level 2 inputs are either directly or indirectly observable as of the reporting date, where fair value is determined through the use of models or other valuation methodologies. Level 3 inputs are unobservable, include situations where there is little, if any, market activity for the investment, and require significant management judgment or estimation.

		Fair Value at Reporting Date Using		
Description	Total Estimated Fair Value 9/30/2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
U.S. Gov't securities	$ 5,802,234	$ 5,802,234	$ -	$ -
Corporate debt	355,774	-	355,774	-
Mutual funds and equity	7,219		7,219	-
Total securities owned	$ 6,165,227	$ 5,802,234	$ 362,993	$ -

At September 30, 2014, the corporate debt securities were valued using quoted prices in markets that are not active or using matrix pricing or other similar techniques using standard market observable inputs such as the benchmark U.S. Treasury yield curve, the spread off the U.S. Treasury yield curve for the identical security and comparable securities that are actively traded. Money market funds included in cash and cash equivalents are also categorized in Level 1.

Fair Value of Financial Instruments – Substantially all of the Company's financial assets and liabilities are carried at fair value or amounts that approximate fair value.

Revenue Recognition – Brokerage transactions and related commission revenue and expense are recorded on a trade date basis. Mutual fund fees are accrued based on the level of client and firm assets invested in the mutual fund. Investment advisory fee revenues are recorded on an accrual basis based upon assets under management. Marketing support fees earned are recorded over the period of the related agreement. Securities owned transactions are recorded on a trade date basis.

The Company recognizes first year commission revenue and related commission expense upon the satisfactory completion of the application process for the purchase of annuity and variable life products. Renewal commission revenues and related commission expenses are recognized on an accrual basis.

Income Taxes – The Company is a member of the consolidated federal income tax group established by MetLife for its wholly owned subsidiaries and participates in a tax sharing agreement with MetLife. As a result, the Company's income and deductions are included in the consolidated return and any computed federal income taxes payable or receivable are due to or from MetLife. MetLife allocates income tax expenses or benefits to members of the consolidated group based on each subsidiary's contribution to consolidated taxable income or loss using the statutory rate applicable to the consolidated group.

The Company also files tax returns with various state taxing agencies, both on a stand-alone and combined basis with various MetLife subsidiaries. As a result, the Company's state income taxes payable or receivable are due to or from various state taxing agencies or such MetLife subsidiaries.

The Company recognizes deferred tax assets and liabilities based upon the difference between the financial statement and tax basis of assets and liabilities using the enacted tax rates in effect for the period in which the differences are expected to reverse if future realization of the tax benefit is more likely than not. A valuation allowance is recorded for the portion, if any, that is not likely to be realized.

The Company will continue to review any conclusions reached regarding uncertain tax positions which may be subject to review and adjustment at a later date based on on-going analysis of tax laws, regulations and interpretations thereof.

3. RELATED PARTY TRANSACTIONS

The Company earns concessions from affiliates for sales of variable annuity and variable life products of affiliated insurance companies equal to the Company's expenses incurred related to the sales of such products. At September 30, 2014, the Company had accrued concessions receivable from affiliates of $28,900,522 and accrued overhead charges of $11,697,831 included in due to affiliates.

The Company also earns revenues from unaffiliated insurance companies for sales of insurance products other than annuities, and had agreed to reimburse MetLife for the associated commissions paid to the sales force and to pay MetLife an amount equal to the excess of such revenues over the Company's commission expenses related to such sales.

The Company earns 12b-1 fees related to variable annuity and variable insurance products that are serviced by MetLife. The Company pays a fee to MetLife for administrative and recordkeeping services related to such products equal to the amount of 12b-1 fees earned.

MetLife provides services and support functions, including, but not limited to, payroll, legal, compliance and other general corporate services and charges the Company its allocated portion of such costs. In addition, the Company is allocated costs related to information systems.

MetLife also provides support for the sales force and accordingly is paid an amount equal to the excess of a pre-determined percentage of certain commissionable revenues over commission expenses related to such revenues.

MetLife sponsors various benefit plans in which Company employees participate, including defined benefit, defined contribution, and health & welfare plans.

MetLife disburses compensation and other amounts on behalf of the Company, for which the Company reimburses MetLife. Due to affiliates represents amounts due to MetLife for allocated services and support functions, and amounts disbursed by MetLife on behalf of the Company.

4. REGULATORY REQUIREMENTS

As a broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the 1934 Act which requires the maintenance of minimum net capital, as defined. The Company calculates net capital under the alternative method permitted by Rule 15c3-1, which defines the Company's minimum net capital as the greater of 2% of aggregate debit balances arising from customer transactions pursuant to Rule 15c3-3 under the 1934 Act, or $250,000. At September 30, 2014, the Company had net capital of $69,851,765 which was $69,601,765 in excess of the requirement of $250,000.

Proprietary accounts held at the clearing broker ("PAB Assets") are considered allowable assets in the net capital computation pursuant to an agreement between the Company and the clearing broker which requires, among other things, the clearing broker to perform a computation for PAB Assets similar to the customer reserve computation set forth in Rule 15c3-3 under the 1934 Act.

5. INCOME TAXES

The federal and state deferred tax asset primarily relates to contingency reserves. A 100% state deferred tax asset valuation allowance of $383,720 has been established at September 30, 2014.

As of September 30, 2014, the Company had no state net operating loss carryforwards.

The federal and state tax returns for tax years 2003 through 2013 are still subject to examination.

6. COMMITMENTS AND CONTINGENCIES

The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts are sought. Modern pleading practice in the United States permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

The Company establishes liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some of the matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of September 30, 2014. While the potential future charges could be material in the particular annual period in which they are recorded, based on information currently known to management, management does not believe any such charges are likely to have a material effect on the Company’s financial position.

Various litigation, claims and assessments against the Company, in addition to those provided for in the Company's statement of financial condition, have arisen in the course of the Company's business. Further, regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable laws and regulations.

It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters, very large and/or indeterminate amounts are sought. Although in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect.

7. SECURED DEMAND NOTES

The Company was a party to a February 29, 2012 Secured Demand Note Collateral Agreement ("SDN") with an affiliate, MetLife Insurance Company U.S.A. ("MetLife USA"), formerly MetLife Insurance Company of Connecticut, pursuant to which MetLife USA transferred securities to the Company to collateralize MetLife USA's former obligation to lend $15 million to the Company. The SDN matured on April 30, 2014.

In addition, the Company is a party to a SDN with MetLife USA in the amount of $17 million. The SDN is scheduled to mature on April 30, 2015.

At September 30, 2014 the collateral for the outstanding SDN consisted of U.S. Government securities with a fair value approximating $29.1 million. The Company has not exercised its right to sell or repledge the collateral.

The SDN provides the Company with additional regulatory capital toward meeting the minimum net capital requirement under Rule 15c3-1, subject to the rule's "Debt-Equity Ratio" requirements which limits to 90 days the period of time that the percentage of regulatory capital which a broker-dealer obtains through the use of certain SDNs can exceed 70%. At September 30, 2014, the Company's Debt-Equity Ratio was 19%.

The corresponding liability "Note payable under subordinated secured demand note collateral agreement" is subordinate to the claims of the general creditors. To the extent that the subordinated borrowing is required for the Company's continued compliance with the minimum net capital requirements under Rule 15c3-1, it may not be repaid.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company engages in brokerage transactions that settle in accordance with industry practice. In the event a customer or counterparty is unable to fulfill its contracted obligations, the Company might be required to liquidate the transaction for its own account. Additionally, the agreements between the Company and its clearing broker provide that the Company is obligated to assume any responsibility related to non-performance by its customers. The Company seeks to control the risk associated with non-performance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes that there is no reasonable amount assignable to its obligations pursuant to this right as any such obligation would be based upon the future non-performance by one or more counterparties. Accordingly, at September 30, 2014, the Company had no recorded liabilities with respect to these obligations.

Certain securities transactions in the normal course of business may also give rise to off-balance sheet market risk. Securities sold, but not yet purchased by the Company involve an obligation to purchase securities at a future date. The Company may incur a loss if the market value of the securities increases. To mitigate the risk of losses, long and short positions are marked-to-market daily and are continuously monitored by management.

9. SUBSEQUENT EVENTS

The Company evaluated the recognition and disclosure of subsequent events through the date the September 30, 2014 statement of financial condition of the Company was issued.

On October 31, 2014, the Board of the Directors of the Company approved the merger of an affiliated broker-dealer, New England Securities Corporation ("NES"), into the Company, subject to regulatory approval, to be effective in January 2015. The Company has requested FINRA's approval of the planned merger. It is intended that customers and registered representatives of NES will transfer to the Company.

* * * * *